5219 City Bank Parkway PO Box 5060 Lubbock, Texas 79408-5060 Phone (806) 792-7101

July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention:	Jee Yeon Ahn
John Nolan

Re:	South Plains Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-38895

Ladies and Gentlemen:

This letter is respectfully submitted by South Plains Financial, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated June 28, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics, followed by the responses of the Company.  The numbered responses set out below correspond to the numbered comments from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 48

1.
We note the tabular disclosure on page 48 detailing the composition of your loans held for investment portfolio, which includes commercial real estate (“CRE”) with approximately 35.9% of your total loan portfolio as of December 31, 2023. However, you disclose under Risk Factors on page 26 that your non-owner occupied CRE loans totaled approximately 40.1% of your total loan portfolio as of December 31, 2023. In addition, we note that the total amount of your CRE portfolio in your earnings presentation (e.g., slide 16 of Exhibit 99.2 from the January 26, 2024 Form 8-K) does not agree to the amount presented on page 48. Please tell us and revise future filings to address the following:

•	Reconcile these disclosures or explain why there appears to be discrepancies in these disclosures about your CRE portfolio;

•	Clearly quantify and discuss your CRE composition, as well as whether and how that composition has changed over the periods presented; and

•	Disaggregate your CRE loans into owner occupied and non-owner occupied.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is committed to providing complete and accurate disclosures of our loan portfolio including characteristics that are material to an investor’s understanding of the Company’s loan portfolio.

We advise the Staff that, on page 26 of the Form 10-K, the Company included a Risk Factors noting that 40.1% of the Company’s loan portfolio consists of non-owner-occupied commercial real estate, which would be approximately $1,210,246,000.  Furthermore, page 48 of the Form 10-K indicates that the Company has approximately $1,081,056,000 in commercial real estate loans, which is 35.9% of the Company’s loan portfolio.  Importantly, the Risk Factor on page 26 of the Form 10-K also includes the Company’s construction loans of approximately $129,190,000, which, when combined with the Company’s commercial real estate loans, equals a combined amount of $1,210,246,000, or 40.1% of the Company’s loan portfolio.  As noted on page 50 of the Form 10-K, construction loans made by the Company are residential construction loans that are made to developers, builders, or end-users for the construction of single-family properties.  This total agrees to the amount disclosed in the Risk Factor on page 26 of the Form 10-K.  The Company will consider whether this Risk Factor description can be improved in future filings to encompass both the Company’s commercial real estate loans and the Company’s construction loans as deemed material to an investor’s understanding of these risks.

Further, page 16 of the earnings presentation included as Exhibit 99.2 from the Company’s Current Report on Form 8-K filed on January 26, 2024 (the “Earnings Presentation”) stated that the Company’s total commercial real estate portfolio was $1,108.9 million.  This slide was intended to show commercial real estate non-construction and development loans that were both owner-occupied and nonowner-occupied.  Slide 9 of the Earnings Release details out the portfolio with “Owner/Occ.” of $341.1 million, “Nonowner/Occ.” of $548.2 million, and “Multi-Family” of $219.6 million, all of which equals a combined amount of $1,108.9 million.  The Company will further consider whether this slide in future filings should be more clearly labeled instead of using the “CRE” title in order to provide greater clarity to investors.

Nonowner-occupied commercial real estate loans increased $137.4 million, or 12.8%, to $1.21 billion as of December 31, 2023 from $1.07 billion as of December 31, 2022. The increase was primarily driven by an increase of $52.0 million in commercial and residential land development loans, an increase of $57.7 million in multi-family property loans, an increase of $24.7 million in office loans, and $34.6 million in other loans, partially offset by a decrease of $24.3 million in residential construction loans. Nonowner-occupied commercial real estate are made up of income-producing properties and construction, acquisition, and development properties. As of December 31, 2023, total income-producing property loans totaled $767.8 million and was comprised of $219.6 million of multi-family property loans, $171.7 million of retail property loans, $131.9 million of office property loans, $69.3 million in hospitality loans, and $175.3 million in other property loans. As of December 31, 2023, total construction, acquisition, and development property loans totaled $442.4 million and was comprised of $129.2 million in residential construction property loans and $313.2 million of commercial construction and other land development loans.  The Company will begin further disaggregating the composition of its commercial real estate loan portfolio to help aid investor’s understanding of these loans in future filings if such information, at that level of detail, materially provides meaningful information to an investor’s understanding of the Company’s commercial real estate loan portfolio.

Finally, owner-occupied commercial real estate loans are reported in the “Commercial-general” or “Commercial-specialized” loan categories disclosed throughout the Form 10-K, as the repayment of these loans is generally dependent on the operations of the commercial borrower’s business rather than on income-producing properties or the sale of the properties.  Owner-occupied commercial real estate loans totaled $341.1 million at December 31, 2023 as compared to $269.2 million at December 31, 2022.

The Company will begin further disaggregating the composition of its commercial real estate loan portfolio to help aid investor’s understanding of these loans in future filings if such information, at that level of detail, materially provides meaningful information to an investor’s understanding of the Company’s commercial real estate loan portfolio.

2.
Additionally, given the significance of CRE loans in your total loan portfolio, please revise future filings to further disaggregate the composition of these loans to disclose and quantify by key borrower type (e.g., multifamily, warehouse, office, retail, etc.), geographic concentrations in your Texas and New Mexico markets, as well as current weighted average and/or range of loan-to-value ratios, and other characteristics (e.g., occupancy rates, etc.) material to an investor’s understanding of these loans.  See Item 303 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s forthcoming Quarterly Report on Form 10-Q for the three months ended June 30, 2024, the Company will begin further disaggregating the composition of its commercial real estate loans as well as disclosing and quantifying characteristics to help aid investor’s understanding of these loans in future filings.  Other loan portfolio characteristics such as geographic concentrations, weighted average and/or range of loan-to-value ratios, and other characteristics, such as occupancy rates, will be evaluated by the Company and disclosed in future filings as such data becomes available and if such data, at that level of detail, materially provides meaningful information to an investor’s understanding of the Company’s loan portfolio.

* * * * *

The Company believes this letter provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require additional information, please feel free to contact me at (806) 792-7101.

Sincerely,

By:	/s/ Steven B. Crockett
Steven B. Crockett
Chief Financial Officer and Treasurer